UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number ______________________
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORDSON EMPLOYEES’ SAVINGS TRUST PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Retirement Committee and Participants
     Nordson Employees’ Savings Trust Plan
     Westlake, Ohio
We have audited the accompanying Statement of Net Assets Available for Benefits of the NORDSON EMPLOYEES’ SAVINGS TRUST PLAN and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 2, during 2010, the Plan retrospectively adopted the changes related to classifying and measuring loans to participants in accordance with ASC 962 Plan Accounting - Defined Contribution Pension Plans.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Nordson Employees’ Savings Trust Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes (at end of year) and reportable transactions as of December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ MEADEN & MOORE, LTD.
Certified Public Accountants
June 29, 2011
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Nordson
Employees’ Savings Trust Plan

	December 31
	2010	2009
ASSETS
Receivables:
Employer contributions	$61,460	$67,616
Notes receivable from participants	6,078,870	5,722,160
Dividends	73,485	85,676

Total Receivables	6,213,815	5,875,452

Investments:
Nordson Corporation common stock	31,241,681	26,180,574
Hartford Life	44,846,416	43,364,397
Mainstay S&P 500 Index Fund I	28,340,641	26,106,440
Mainstay Large Cap Growth I	25,272,362	24,224,410
KeyBank NA Managed Guaranteed Investment Contract Fund	6,375,537	8,273,985
MFS Intl New Discovery A	23,922,909	23,009,664
MFS Inst International Equity	2,835,156	21,203
Baron Small Cap Fund	18,332,413	14,675,552
Mainstay Balanced Fund I	14,696,927	12,866,260
Mainstay Cash Reserves Fund I	15,968,875	15,394,880
PIMCO Total Return Fund (Admin)	24,285,773	20,256,852
Allianz NFJ Dividend Value A	—	2,444,076
National Western Annuities	123,978	120,818
Vanguard Mid-Cap Index (Inv)	2,968,333	45,594
T. Rowe Instl Lg Cap Value Fund	2,693,138	—

Total Investments	241,904,139	216,984,705

TOTAL ASSETS	248,117,954	222,860,157

LIABILITIES	—	—

Net Assets Available for Benefits at Fair Value	248,117,954	222,860,157

Adjustment from fair value to contract value for fully benefit-responsive contracts	(89,617)	35,658

NET ASSETS AVAILABLE FOR BENEFITS	$248,028,337	$222,895,815

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Nordson
Employees’ Savings Trust Plan

	Year Ended December 31
	2010	2009
Additions to Net Assets Attributed to:
Contributions:
Employer	$2,552,225	$2,557,068
Employee	7,904,924	7,853,913
Rollover	322,294	242,308

Total Contributions	10,779,443	10,653,289

Interest income — notes receivable from participants	253,819	296,281

Investment Income:
Interest and dividend income	4,570,656	4,143,039
Net unrealized/realized appreciation	28,098,787	39,599,491

Net Investment Income	32,669,443	43,742,530

Deductions from Net Assets Attributed to:
Benefits paid to participants	18,704,996	23,140,130
Expenses	34,915	—

Total Deductions	18,739,911	23,140,130

Net Increase	24,962,794	31,551,970

Transfers from Another Plan:
Nordson Corporation Non-Union Employees Stock Ownership Plan	169,728	15,281

Net Assets Available for Benefits:
Beginning of Year	222,895,815	191,328,564

End of Year	$248,028,337	$222,895,815

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
1	Description of Plan

The following description of The Nordson Employees’ Savings Trust Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began March 16, 1962, is a defined contribution plan covering certain salaried, full-time and part-time, domestic employees of Nordson Corporation (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was restated effective January 1, 2010 to incorporate all prior amendments and permit retirees who return to work on a part-time basis to continue to receive installment payments.

Eligibility:

All salaried, full-time and part-time, domestic employees of the Company are eligible on date of hire. Effective January 1, 2009, new employees become active participants in the Plan effective beginning with the first payroll period 30 days after completion of one hour of service.

Contributions:

Pre-tax employee contribution — Participants may elect between 1% and 16% of their compensation to be contributed to the Plan by the Company.

Post-tax employee contribution — Participants may elect between 1% and 16% of their compensation to be contributed to the Plan by the Company.

Employer Contributions — The Company makes contributions equal to 50% of each participant’s contributions which were attributable to the first 6% of compensation, subject to Plan restrictions.

The Company may also make additional discretionary contributions, if authorized by its Board of Directors.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
1	Description of Plan, Continued

Participants’ Accounts:

A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically, as follows:
a)	As of the date with respect to which the contribution was earned.

b)	Daily for a pro rata share of each respective Fund’s net investment income, determined by the percentage increase or decrease in the value of the Fund.

c)	Annually for a pro rata share of forfeitures, determined by the ratio that each active participant’s percentage of regular contribution (1 to 6%) for the Plan year bears to the aggregate percentage of employee’s regular contributions for such Plan year of all active participants. However, no forfeitures of a participant’s account shall be allocated prior to the earlier of a five year period commencing from the date on which the participant’s employment was terminated or upon the participant requesting distribution.
Vesting:

Participants are fully vested in all employee contributions and rollover contributions and the related gains and losses. Participants vest in employer contributions (adjusted for gains and losses) 33 1/3% for each year of service.

Forfeitures:

Forfeitures due to termination from the Plan before a participant is 100% vested shall be allocated to remaining participants. Forfeitures for the years ended December 31, 2010 and 2009 were $22,014 and $70,385, respectively.

Notes Receivable from Participants

Notes receivable are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Notes receivable are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence.

The notes receivable are secured by the balance in the participant’s account and bear interest at rates established by the Company. Principal and interest are paid ratably through payroll deductions.

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
1	Description of Plan, Continued

Payment of Benefits:

Upon retirement after age 55, or death or disability if earlier, the balance in the separate account is paid to the participant or his beneficiaries either in a lump sum or in installments. Until distribution, each account shall participate in the allocation of earnings and appreciation of assets.

If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 55 years, any distribution will be based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee’s contributions and related earnings, plus 33 1/3% of the remainder of the balance (the employer’s matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%. Any portion not distributed shall be forfeited.

Investment Options:

Each participant may direct that all of his contributions and, when the participant is fully vested or attains age 55, all matching employer contributions, be invested jointly in 10% increments in any of the investment funds offered by the Plan. For participants not fully vested and less than 55 years old, all Company matching contributions are deposited in the Nordson Match Stock Fund. A participant who has completed at least three years of service may elect to have his separate account which is attributable to employer matching contributions and which is invested in the Nordson Match Stock Fund transferred to any other investment option.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting.

Investment Valuation:

Investments in equity and debt securities, traded on a national exchange, and mutual funds are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and ask prices. Deposits under group annuity contracts are valued at the fair value as reported by the insurance companies. Guaranteed investment contracts are valued at contract value which represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
2	Summary of Significant Accounting Policies, Continued

Investment Valuation, Continued:

As described in current accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by U.S. GAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.

Recent Accounting Pronouncements:

In September 2010, the FASB issued Accounting Standards Update 2010-25. This standard requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at the unpaid principal balance plus any accrued but unpaid interest. This standard must be applied retrospectively to all prior periods presented and was effective for fiscal years ended after December 15, 2010. The adoption of this standard did not have a material effect on the financial statements.

In January 2010, the FASB issued Accounting Standards Update 2010-06, which requires additional disclosures related to fair value measurements. The standard, which is effective for the current fiscal year, requires additional disclosure about the amount of significant transfers in and out of Level 1 and 2, including a description of the reason for the transfer. In addition, effective for interim and annual periods beginning after December 15, 2010, this standard will require additional disclosure and require reporting of disaggregated information about activity in Level 3 fair-value measurement on a gross basis, rather than as one net amount. The guidance did not impact footnote disclosures and did not have an impact on the financial statements.

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
2	Summary of Significant Accounting Policies, Continued

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3	Tax Status

On December 12, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan’s administrator and tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
4	Fair Value Measurements

The Plan has adopted the accounting standard regarding fair value measurements. This standard defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be reported at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The standard also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The standard establishes three levels of inputs that may be used to measure fair value:
*	Level 1: quoted prices in active markets for identical assets or liabilities;

*	Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability;

*	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following is a description of the valuation methodologies used to measure fair value of assets held in the Plan:

Mutual funds: The mutual funds are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund. The NAV is a quoted price in an active market; thus the mutual funds are classified within Level 1 of the hierarchy.

Money market funds: The money market fund is a public investment vehicle that is valued with a NAV of $1. This NAV is a quoted price in an active market and is classified within Level 1 of the hierarchy.

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
4	Fair Value Measurements, Continued

Common/collective funds: The Key Bank EB Managed Guaranteed Investment Contract Fund is a public investment vehicle valued using the NAV provided by Key Bank, the administrator of the fund. The NAV is based on the value of the assets owned by the Plan, less liabilities. This investment is not quoted on an active market. The value of the assets held by the plan is based on Level 2 inputs: quoted prices for similar investments, present-value calculations, etc. Therefore this investment is classified within Level 2 of the hierarchy.

Nordson Corporation stock: The stock is valued at the closing price reported on the NASDAQ stock exchange and is classified within Level 1 of the hierarchy.

Investment contracts: These are investments in group annuity contracts with Hartford Life which guarantee a fixed interest rate each year. The assets are valued at the fair value as reported by Hartford Life. This value is the sum of amounts invested, less withdrawals, plus interest computed at the guaranteed interest rate. These contracts do not hold any specific assets. These investments are classified within Level 3 of the hierarchy.

Annuity: This annuity is invested with National Western Life. The asset is valued at contract value as reported by National Western Life. This investment is classified within Level 3 of the hierarchy.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money market funds	$15,968,875	$—	$—	$15,968,875
Mutual funds:
Growth Funds	70,362,840	—	—	70,362,840
Blend Funds	31,308,974	—	—	31,308,974
Bond Fund	24,285,773	—	—	24,285,773
Allocation Fund	14,696,927	—	—	14,696,927
Value Fund	2,693,138	—	—	2,693,138
Common/collective funds	—	6,375,537	—	6,375,537
Investment contracts	—	—	44,846,416	44,846,416
Annuities	—	—	123,978	123,978
Nordson Corporation common stock	31,241,681	—	—	31,241,681

Total investments at fair value	$190,558,208	$6,375,537	$44,970,394	$241,904,139

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
4	Fair Value Measurements, Continued

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money market funds	$15,394,880	$—	$—	$15,394,880
Mutual funds:
Growth Funds	61,930,829	—	—	61,930,829
Blend Funds	26,152,034	—	—	26,152,034
Bond Fund	20,256,852	—	—	20,256,852
Allocation Fund	12,866,260	—	—	12,866,260
Value Fund	2,444,076	—	—	2,444,076
Common/collective funds	—	8,273,985	—	8,273,985
Investment contracts	—	—	43,364,397	43,364,397
Annuities	—	—	120,818	120,818
Nordson Corporation common stock	26,180,574	—	—	26,180,574

Total investments at fair value	$165,225,505	$8,273,985	$43,485,215	$216,984,705

The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2010:

	Investment
	Contracts	Annuities	Total
Balance, beginning of year	$43,364,397	$120,818	$43,485,215

Gains and losses included in the statement of changes in net assets:

Interest and dividend income	1,482,019	3,160	1,485,179

Balance, end of year	$44,846,416	$123,978	$44,970,394

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
4	Fair Value Measurements, Continued

The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

	Investment
	Contracts	Annuities	Total
Balance, beginning of year	$41,897,968	$115,516	$42,013,484

Gains and losses included in the statement of changes in net assets:

Interest and dividend income	1,466,429	5,302	1,471,731

Balance, end of year	$43,364,397	$120,818	$43,485,215

5	Investments

The Plan’s funds are invested in the common stock of the Company, mutual funds, annuity contracts and guaranteed investment contracts. Investments which constitute more than 5% of the Plan’s net assets are:

	2010	2009
Nordson Corporation common stock	$31,241,681	$26,180,574
Hartford Life	$44,846,416	$43,364,397
Mainstay S&P 500 Index Fund I	$28,340,641	$26,106,440
Mainstay Large Cap Growth I	$25,272,362	$24,224,410
MFS Intl New Discovery A	$23,922,909	$23,009,664
Baron Small Cap Fund	$18,332,413	$14,675,552
Mainstay Balanced Fund I	$14,696,927	$12,866,260
Mainstay Cash Reserves Fund I	$15,968,875	$15,394,880
PIMCO Total Return Fund (Admin)	$24,285,773	$20,256,852

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
5	Investments, Continued

During 2010 and 2009, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

	2010	2009
Mutual funds	$15,815,631	$25,049,593
Common/collective funds	178,026	280,085
Nordson Corporation common stock	12,105,130	14,269,813

Net appreciation in fair value of investments	$28,098,787	$39,599,491

6	Guaranteed Investment Contracts

Guaranteed investment contracts are valued at contract value because the investments are fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in distributions at other than contract value. There are no reserves against contract value for credit risk of contract issuers or otherwise. The fair value of the investment contracts at December 31, 2010 and 2009 was $6,375,537 and $8,273,985. The average yield was approximately 2.51% for 2010 and 2.87% for 2009 and the crediting interest rate was approximately 2.52% for 2010 and 2.78% for 2009. The crediting rate for this investment contract is reset annually by the issuer but cannot be less than zero.
7	Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments, which are included within the Nordson Corporation Stock Fund and the Mainstay Cash Reserves Fund I, is as follows:

Nordson Match Stock Fund	2010	2009
Net Assets:
Nordson Corporation common stock	$10,597,707	$8,304,164
Mainstay Cash Reserves Fund I	557,337	373,371
Dividends receivable	24,927	27,176

	$11,179,971	$8,704,711

NOTES TO FINANCIAL STATEMENTS
Nordson
Employees’ Savings Trust Plan
7	Nonparticipant-Directed Investments, Continued

	2010	2009
Changes in Net Assets:
Contributions	$248,865	$413,330
Interest and dividend income	102,667	134,350
Net realized and unrealized gains (losses)	3,794,855	3,985,098
Distributions to participants	(1,027,927)	(366,178)
Net transfers to participant-directed funds	(643,200)	(407,238)

	$2,475,260	$3,759,362

8	Party-in-Interest Transactions

Certain legal, accounting and administrative expenses are paid by the Company.
9	Diversification

An employee who has participated under the Nordson Corporation Non-Union Employees Stock Ownership Plan for ten or more years and who has attained age 55 may elect, within the 90 day election period following the close of each Plan year during his qualified period, to transfer up to 25% of the aggregate balance of his separate account from the Nordson Corporation Non-Union Employees Stock Ownership Plan to the Nordson Employees’ Savings Trust Plan. For the last Plan year in his qualified period, he may elect to transfer up to 50% of the aggregate balance of his separate account. The qualified period is the six Plan year period beginning with the Plan year following the Plan year in which the participant attains age 55 or completes ten years as a participant, whichever is later.
10	Subsequent Event

Effective March 15, 2011, the YESTech, Inc. 401(k) Profit Sharing Plan was merged into the plan. Also, effective June 15, 2011, employees of Micromedics, Inc. became participants in the plan and their accounts and related assets were transferred from the Summit Medical, Inc. Employee Retirement Plan into the Plan.

Management evaluates events occurring through the date the financial statements are available to be issued in determining the accounting for and disclosure of transactions and events that affect the financial statements.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Nordson
Employees’ Savings Trust Plan
EIN 34-0590250
Plan Number 002
December 31, 2010

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost**	Value
*	Nordson Corporation common stock	224,684 shares, Common Stock	N/A	$20,643,974
*	Nordson Corporation common stock	115,343 shares, Common Stock	$4,600,289	10,597,707
	Hartford Life	GA #2374-A, 3.5%, Group Annuity Contract	N/A	44,846,416
	Mainstay S&P 500 Index Fund I	978,276 shares, Mutual Fund	N/A	28,340,641
	Mainstay Large Cap Growth I	3,490,658 shares, Mutual Fund	N/A	25,272,362
^^	KeyBank NA Managed Guaranteed Investment Contract Fund	269,822 shares, Guaranteed Investment Contract	N/A	6,285,920
	MFS Intl New Discovery A	1,091,872 shares, International Stock Fund	N/A	23,922,909
	MFS Inst International Fund	157,596 shares, International Equity Fund	N/A	2,835,156
	Baron Small Cap Fund	770,917 shares, Mutual Fund	N/A	18,332,413
	Mainstay Balanced Fund I	569,648 shares, Mutual Fund	N/A	14,696,927
	Mainstay Cash Reserves Fund I	15,411,538 shares, Money Market Fund	N/A	15,411,538
	Mainstay Cash Reserves Fund I	557,337 shares, Money Market Fund	$557,337	557,337
	PIMCO Total Return Fund (Admin)	2,238,320 shares, Bond Fund	N/A	24,285,773
	Vanguard Mid Cap Index Fund	146,151 shares, Mutual Fund	N/A	2,968,333
	T. Rowe Instl Lg Cap Value Fund	213,402 shares, Mutual Fund	N/A	2,693,138
	National Western Annuities	123,978 shares, Group Annuity Contract	N/A	123,978

				241,814,522
*	Participant loans	Participant loans (interest ranging from 3.25% to 10%)	N/A	6,078,870

				$247,893,392

*	Party-in-interest to the Plan.

**	Historical cost provided only for nonparticipant-directed investments.

^^	Amount reported at contract value.

SCHEDULE OF REPORTABLE TRANSACTIONS
Form 5500, Schedule H, Part IV, Line 4j
Nordson
Employees’ Savings Trust Plan
EIN 34-0590250
Plan Number 002
December 31, 2010

(a)					(f) Expense		(h) Current Value of
Identity					Incurred		Asset on
of Party		(c) Purchase	(d) Selling	(e) Lease	with	(g) Cost of	Transaction	(i) Net Gain
Involved	(b) Description of Asset	Price	Price	Rental	Transaction	Asset	Date	(Loss)
New York Life Trust Company	Mainstay Cash Reserves Fund I	$—	$17,413,672	$—	$—	$17,413,672	$17,413,672	$—

Exhibits
The following exhibit is filed herewith:
Exhibit No.
23-a      Consent of Independent Registered Public Accounting Firm
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSON EMPLOYEES’ SAVINGS TRUST PLAN

Date: June 29, 2011

	By	/s/ Gregory A. Thaxton
Gregory A. Thaxton
Vice President, Chief Financial Officer Nordson Corporation